                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                                Plug Power, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   72919P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 28, 1999
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 72919P103                   13G                    PAGE 2  OF 5  PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        DTE Energy Company            I.R.S. Identification No.:  38-321775
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Michigan
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       14,450,315
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        14,450,315
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        14,450,315
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        29%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------


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ITEM 1(A).        NAME OF ISSUER:

         Plug Power, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         968 Albany-Shaker Road, Latham, New York 12110

ITEM 2(A).        NAME OF PERSONS FILING:

         DTE Energy Company

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         2000 2nd Avenue, Detroit, Michigan 48226

ITEM 2(C).        CITIZENSHIP:

         Michigan

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 par value per share

ITEM 2(E).        CUSIP NUMBER:

         72919P103

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
                  13D-2(B) OR (C):

         Not applicable

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned*:  14,450,315 shares

         (b)      Percent of class:    29.0%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:  14,450,315

                  (ii)     Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of: 14,450,315

                  (iv) Shared power to dispose or to direct the disposition of: 0

         * The amount described in Items 4(a) and (c) includes (i) 14,120,315 shares held by Edison Development Corporation, a wholly-owned subsidiary of DTE Energy Company, (ii)


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230,000 shares that may be acquired upon exercise of options granted to DTE
Energy Company and (iii) 100,000 shares that may be acquired by DTE Energy Company upon exercise of options granted to Anthony F. Earley, Jr., a director of Plug Power, Inc. and the Chairman of the Board and Chief Executive Officer of DTE Energy Company, and Larry G. Garberding, a director of Plug Power, Inc. and the retired Executive Vice President and Chief Financial Officer of DTE Energy Company. The pecuniary interest in these 100,000 options have been assigned by Messrs. Earley and Garberding to DTE Energy Company pursuant to the terms of their employment, including the power to direct the exercise of such options. Upon exercise of these options, Messrs. Earley and Garberding will assign all shares acquired on exercise to DTE Energy Company.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2002         DTE ENERGY COMPANY


                                 By: /s/ Susan M. Beale
                                     -------------------------------------------
                                 Name: SUSAN M. BEALE
                                 Title:   VICE PRESIDENT AND CORPORATE SECRETARY